UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _________________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number____________________________

NEARCTIC NICKEL MINES INC.
 (Exact name of the Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

160 Matheson Boulevard East
Unit 5
Mississauga Ontario L4Z 1V4
Canada
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

None

Name of each exchange on which registered

Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITH NO PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On November 30, 2007, the registrant had 28,263,276 shares of common stock outstanding. As of April 8, 2008, the number of outstanding common shares was 28,263,276.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☐       No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☐       No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. PER RULE 12-2 of Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by a check mark which financial statement the Registrant has elected to follow.

Item 17 ☒	Item 18

EXPLANATORY NOTE

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of mining terms used in this document:

alluvial	-	resulting from erosion and weathering of primary occurrences and later transported, relocated and concentrated by a river.
amphibole	-	a group of dark, iron and magnesium bearing rock forming minerals.
assays	-	metallurgical procedure for determining grade of sample.
basal	-	lowermost layer or horizon.
biotite	-	a dark to black mica; common rock forming mineral.
breccia	-	rock consisting of fragments, more or less angular, in a matrix of finer-grained material.
chargeability	-	the primary unit of measurement in time-domain induced polarisation geophysical surveys.
chlorite	-	a soft platy mineral; a hydrated silicate that is a common alteration mineral.
clastic	-	sedimentary rock composed principally of broken fragments derived from pre-existing rocks or minerals.
concentrate	-	a product containing valuable minerals from which most of the waste material in the ore has been separated, usually by a flotation technique.
conductivity	-	relating to electrical conductivity in rocks.
decantation	-	metallurgical process where solutions flow or pumped from one process to another.
development	-	the preparation of a mining property for production.
diamond drilling	-	a type of rotary core drilling in which diamonds are used as the cutting tool.
diamondiferous	-	containing diamond
epidote	-	a yellowish green hydrated calcium, aluminium, iron silicate that often forms as an alteration mineral.
epithermal	-	applied to hydrothermal deposits formed at low temperature and pressure.
fault	-	a fracture in a rock along which there has been displacement.
fault system	-	two or more interconnecting faults.
flotation	-	a metallurgical process involving air bubbles to recover a specific mineral from an ore.
gabbro	-	dark, coarse grained igneous (cooled from deeply buried magma body) rock.
grade	-	the proportion of an element (or substance) in an ore body – commonly expressed as a percentage for base metals and grams/tonne or oz/ton for precious metals.
g/t	-	grams per tonne.
gravels	-	coarse alluvially derived sediments.
IP	-	“induced polarisation”; a geophysical technique that uses electrical currents.
km	-	kilometres (1000 metres).
laterite	-	a residual deposit derived from the weathering of ultrabasic rocks by the drainage of meteoric water through fractures.
lateritic ore	-	laterite containing nickel and cobalt values in economic concentrations.
leaching	-	the dissolution stage of a hydrometallurgical process.

limonite	-
a hydrated oxide of iron which, in the context of a laterite orebody represents the most heavily weathered portion of the laterite profile, lying closest to surface with high concentrations of contained iron and low concentrations of contained magnesium.

m	-	metres.
magnetite	-	an iron oxide mineral.
measured resource	-
the estimated quantity and grade of that part of a deposit for which the size, configuration, and grade have been very well-established by observation and sampling of outcrops, drill holes, trenches and mine workings.

metamorphic	-	metamorphic rocks are those that have undergone heat+pressure that has commonly resulted in recrystallisation and/or growth of new minerals.
metaconglomerate	-	a metamorphosed conglomerate; a conglomerate is a coarse grained sedimentary rock
metasediment	-	a metamorphosed sedimentary rock.
metavolcanic	-	a metamorphosed volcanic rock.
mineralization	-	the presence of minerals of possible economic value.
mineralogy	-	the study of minerals.
mineral resource	-
a deposit or concentration of natural, solid, inorganic or fossilised organic substance in such quantity and at such a grade or quality that extraction of the material at a profit is potentially viable.

ore	-	a body of rock from which it is or may be possible to extract minerals profitably.
oxide	-	a mineral compound of an element (or elements) with oxygen.
palaeochannel	-	ancient river course usually filled in with overburden.
pentlandite	-	pale bronze coloured iron nickel sulphide mineral.
plagioclase	-	feldspar mineral; a common aluminium silicate rock forming mineral.
pyrite	-	a yellow iron sulphide mineral.
pyroxene	-	dark, rock forming silicate mineral.
pyrrhotite	-	a brownish yellow iron sulphide mineral.
quartzite	-	a metamorphosed sandstone.
refinery	-	a plant or processing facility where ore, concentrates, mixed sulphides or matte are processed into partially or fully refined metals.
reserves	-	proven, probable, possible.
resources	-	measured, indicated, inferred.
saprolite	-	weathered rock in which the original minerals have been almost completely replaced (e.g. by clays) but the original texture of the rock type is preserved.
saprolitic ore	-	saprolite containing nickel and cobalt values in economic concentrations.
serpentinised dunite	-	altered mafic rock.
skarn	-	a calcilicate-bearing rock type sometimes formed at or near the contact between intrusions and carbonate rocks (e.g.limestones).
stockwork	-	a 3 dimensional network of vein.
stoping	-	underground mining activity to remove ore.
strike	-	the course or bearing of a bed or layer of rock.
structural corridor	-	regional lineations of geological structures such as faults.
talc	-	a very soft hydrated magnesium silicate mineral.
TPD		tonnes per day
vein	-	an occurrence of ore with a regular development in length, width and depth.

CERTAIN INFORMATION

As used in this Registration Statement, “we,” “us,” “our,” the “Company,” and “Nearctic” refers to Nearctic Nickel Mines Inc. and its subsidiaries, Ungava Mines Inc., Ungava Minerals Exploration Inc. and Ungava Metals Corp., except where it is clear that such terms mean only Nearctic Nickel Mines Inc.

We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See “Item 19.” All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars. See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On April 8, 2008, the exchange rate was approximately Cdn $1.00 per US$ 0.9737.  As reported by the Bank of Canada.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and mining activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this annual report including those set forth in ‘Risk Factors’ in this report, describe factors, among others, that could contribute to or cause such differences.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

We currently do not have any employees on our payroll. Management services are provided to us on a contract basis as follows:

Name	Age	Position
Glen Erikson	56	President
Dr. Allan Miller	60	Vice-President and Director
Alan Rootenberg	56	Chief Financial Officer
Glen Gasparini	55	Vice-President and Director
David L. Hynes	61	Secretary/Treasurer and Director
James G. Lavigne	46	Director
Dr. Joseph Greenberg	85	Director

Auditors. The following table provides the names and addresses of our auditors for the preceding three years.

Name and business address	Term
MSCM, LLP 701 Evans Avenue, 8th Floor Toronto, Ontario M9C 1A3 Wasserman Ramsey 3601 Highway 7 East, Suite 1008 Markham, Ontario L3R 0M3	March, 2007 to date Prior to March, 2007

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 - Operating And Financial Review And Prospects”.  Note 15 of the financial statements of the Company included herein sets forth the measurement differences, were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

STATEMENT OF OPERATIONS
	Year ended November 30, 2007 (Audited)	Year ended November 30, 2006 (Audited)	Cumulative from September 6, 1995 (inception) to November 30, 2007 (Audited)
Revenues	$-	$-	$-
Gain on sale of marketable securities	$-	$28,486	$169,835
Interest earned	$21,557	$-	$21,557
General and administrative expenses	$3,353,715	$1,382,957	$9,906,526
Amalgamation costs	$-	$-	$76,734
Writedown of marketable securities	$-	$-	$816,620
Net loss for the period	$3,332,158	$1,354,471	$10,608,488

BALANCE SHEET DATA
Cash	$71,172	$10,934
Temporary investments	$892,303	$400,542
Other receivables	$73,640	$20,613
Loans receivable	$192,000	$-
Prepaid expenses	$15,000	$3,850
Mineral resource property	$61,819	$61,819
Total assets	$1,305,934	$497,758
Accounts payable & accrued liabilities	$449,851	$176,796
Total liabilities	$449,851	$176,796
Total shareholders’ equity	$856,083	$320,962

Exchange Rates

The following table sets forth the average exchange rate for each month during the previous six months, of the noon buying rates for US dollars per Canadian dollars in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

Average	March 2008	February 2008	January 2008	December 2007	November 2007	October 2007
	1.00202500	0.99908571	1.01113182	1.00314737	0.96711905	0.97523182

As of April 8, 2008, the exchange rate to convert one Canadian dollar into one US dollar was 0.9852

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.
	Year Ended November 30
	2007	2006	2005	2004	2003
Average for the period (1)	1.07478127	1.13409360	1.21163240	1.30152024	1.40146175

(1)	The average rates set forth for each period are based on exchange rate of the amount of Cdn. Dollars equaling $1US Dollar.

B. Capitalization and indebtedness

The following table summarizes our capitalization and indebtedness as of November 30, 2007. The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

	2007	2006
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$449,851	$176,796
Total current liabilities	449,851	176,796

Shareholders’ equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding 28,263,276
(2006 – 25,596,610) common shares (Note 7)	6,887,283	6,366,840
Common share purchase warrants (Note 8)	2,467,012	995,904
Contributed surplus (Note 9)	2,110,276	234,548
Deficit accumulated during the exploration stage	(10,608,488)	(7,276,330)
Total shareholders’ equity	856,083	320,962
Total liabilities and shareholders’ equity	$1,305,934	$497,758

C. Reasons for the Offer and use of Proceeds

Not applicable.

RISK FACTORS

Investing in our securities will provide you with an equity ownership interest in Nearctic. As one of our shareholders, your investment will be subject to risks inherent in our business. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should carefully consider the following factors as well as other information contained in this registration statement before deciding to invest in shares of our securities. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment. An investment in our securities involves a high degree of risk. When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Registration Statement on Form 20-F.

Nearctic and its subsidiaries operate in rapidly changing environments that involve numerous risks and uncertainties, many of which are beyond our control and which could have a material effect on our business, revenues, operating results and financial condition. The following discussion highlights some, although not all, of these risks and uncertainties.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Please note that throughout this document, the words “we”, “our” or “us” refer to the Company and not the selling shareholders.

This registration statement contains forward-looking statements, which involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this registration statement.

We only have a 30% interest in the Expo Ungava Property (the “Property”) and this interest will be further reduced to 20% if Canadian Royalties Inc. (“Canadian”) delivers a bankable feasibility study which is accepted by a bank willing to finance the Property into production on a non-recourse basis.

Our sole significant asset is a 30% interest in the Expo Ungava Property.  Canadian owns the remaining 70% of the interest. Our interest will be further diluted if Canadian obtains an 80% in the Expo Ungava Property and we fail to subsequently contribute our pro rata share of joint venture expenses.

We have no control of the operations at the Expo Ungava Property and Canadian may operate the property in a manner which is adverse to our interest and may have a negative impact on our business.

Because of our minority interest in the Expo Ungava Property, we have limited control of the operations on such property and the interest of our joint venture partner in operating the property may be adverse to our interest.

We are in several legal disputes relating to the Property.  If we are not able to successfully settle the disputes, we may not be able to recover the costs for the litigation.

We may enter into one or more joint ventures in the future, in addition to the joint venture with Canadian.  Any failure of Canadian or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures.  In addition, we may be unable to exert influence over strategic decisions made in respect of other properties subject to such joint ventures.

If projected ore recoveries from future mining activities on the Property are not achieved, then our financial condition will be adversely affected and we may not be able to pursue operations.

We have a history of losses and expect to incur losses in the foreseeable future, and there is no assurance that we will be able to continue as a going concern.

Our financial statements included with this registration statement for the year ended November 30, 2007 have been prepared assuming that we will continue as a going concern. If we are not able to achieve revenues, then we may not be able to continue as a going concern and our financial condition and business prospects will be adversely affected.

Because of the speculative nature of exploration of mineral properties, there is no assurance that any exploration activities in which we have an interest, will result in the discovery of additional commercially exploitable quantities of ore.

The search for valuable minerals as a business is extremely risky. We can provide no assurance that exploration on our properties will establish that additional commercially exploitable reserves of ore exists. Problems such as unusual or unexpected geological formations or other variable conditions are involved in exploration and often result in exploration efforts being unsuccessful. The additional potential problems include, but are not limited to, unanticipated problems relating to exploration and attendant additional costs and expenses that may exceed current estimates.

Our Property interest may be subject to title risks.

We have investigated title to our Property and, to the best of our knowledge, title to our Property in which we have an interest is in good standing.  However, our Property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect our title to the Property or delay or increase the cost of the development of such properties.

Our property interest in Canada may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  We are not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to the mineral property in Canada in which we have an interest.  We are aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and we are supportive of measures established to achieve such co-operation.

Exploration activities, including test mining and mining activities are inherently hazardous.

Mining operations generally involve a high degree of risk.  The operations by Canadian are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The nature of these risks are such that liabilities might result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

If Canadian experiences accidents or other adverse events at the Property, then our financial condition and profitability could be adversely affected.

Exploration activities, including test mining and mining activities at the Property are subject to adverse operating conditions. Exploration accidents or other adverse incidents, such as cave-ins or flooding, could affect the ability to continue mining activities at the Property. A particular concern at the Property is warm temperatures that can reduce the winter season during which underground mining activities can safely be conducted. The occurrence of any of these events could cause a delay in recovery of ore or could reduce the amount of material that we are able to recover, with the result that the ability to achieve recoveries from mineral sales and to sustain operations would be adversely impacted. Adverse operating conditions may also cause operating costs to increase. Exploration accidents or other adverse events could also result in an adverse environmental impact to the land on which operations are located with the result that there may be liabilities for environmental cleanup and remediation.

If we become subject to increased laws and regulation, including environmental laws, operating expenses may increase.

Exploration activities and mining activities are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These regulations may impose significant operating costs. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Government approvals and permits are currently, and may in the future be, required in connection with operations. To the extent we are not able to obtain such approvals; our joint venture partner may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Mining operations require governmental permits and approvals. If our joint venture partner is not able to obtain permits required to conduct operations and comply with the requirements of such permits, they may not be able to complete their exploration activities or commence commercial mining for ore and may be subject to substantial penalties for non-compliance.

Exploration and mining activities are subject to numerous environmental regulations and non-compliance may precipitate significant penalties.

All phases of operations in which we have an interest are subject to environmental regulation.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect operations.  Environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present, and which have been caused by previous or existing owners or operators of the properties.  We may become liable for such environmental hazards caused by previous owners and operators of the properties even where we have attempted to contractually limit our liability.

There is intense competition in the exploration and mining industry. Both Canadian and ourselves will have to compete for financing and for qualified managerial and technical employees.

The exploration industry is intensely competitive in all of its phases. Competition includes large established exploration companies with substantial capabilities and with significant financial and technical resources. As a result of this competition, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. Our joint venture partner has to compete with other exploration and mining companies in the recruitment and retention of qualified managerial and technical employees. If they are unable to successfully compete for financing or for qualified employees, programs may be affected.

Fluctuations in Commodity Prices may affect our revenues, if any, negatively.

The profitability of mining operations is significantly affected by changes in the market price of base metals and platinum group metals.  The level of interest rates, the rate of inflation, world supply of base metals and platinum group metal and stability of exchange rates can all cause significant fluctuations in base metal and platinum group metal prices.  Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.  The price of base metals and platinum group metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable.  Depending on the price of base metals and platinum group metals, cash flow from mining operations may not be sufficient.  Market fluctuations and the price of base metals and platinum group metals may render reserves uneconomical.  Moreover, short term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or differing grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Certain of our directors serve as directors of other companies which may have interests which conflict with the interest of our stockholders.

Certain of our directors also serve or may in future serve as directors of or consultants to, other companies involved in natural resource exploration and development and consequently there exists the possibility that such directors are or may come to be in a position of conflict of interest.

There is only a very thin public market for our common stock and there is no assurance that a substantial public market will ever develop. Our stockholders may not be able to resell their shares at or above the purchase price paid by such stockholders, or at all.

Our common stock is currently listed and quoted on the Pink Sheets Electronic Quotation Service published by the National Quotation Bureau. An investment in our stock may be highly illiquid and subject to significant market volatility. This volatility may be caused by a variety of factors including low trading volume and market conditions.

Stockholders may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent a stockholder from obtaining a market price equal to the purchase price such stockholder paid when the stockholder attempts to sell our securities in the open market. In these situations, the stockholder may be required either to sell our securities at a market price which is lower than the purchase price the stockholder paid, or to hold our securities for a longer period of time than planned. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using common stock as consideration or to recruit and retain management with equity-based incentive plans.

Our common stock is considered a “Penny Stock,” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is likely to be less than $5.00 per share and therefore may be a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors hereunder to sell their shares. Investors will find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of 2008. Compliance with Section 404 is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting in the future. Failure to achieve and maintain an effective internal control environment or to complete our Section 404 certifications could have a material adverse effect on our stock price. Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We have never paid nor do we expect in the near future to pay cash dividends.

We have never paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the immediate future.

ITEM 4. INFORMATION ON OUR COMPANY

The principal business of the Company is the acquisition, exploration and development of mineralproperties.
The Company has no asset-backed securities outstanding.

A.           History and Development of the Company

We were formed by the amalgamation of Ungava Minerals Corp. and Coretek Vencap Inc. on August 1, 1996.  Ungava Minerals Corp. was incorporated under the Business Corporation Act (Alberta) by Certificate of Incorporation September 6, 1995.  By Articles of Continuance certified effective March 27, 1996, Ungava Minerals Corp. was continued under the Canada Business Corporations Act. Our shareholders gave approval to the change in our company name to Nearctic Nickel Mines Inc. at our Annual General Meeting held June 26, 2007 and by Articles of Amendment effective September 7, 2007, Ungava Minerals Corp. changed its name to Nearctic Nickel Mines Inc. ("NNMI").

In February 2007 we organized a wholly owned subsidiary, Ungava Mines Inc. (“Mines”). In March 2007, we transferred our wholly-owned subsidiary, UMEI, to Mines on a tax-free rollover basis. As part of the consideration, Mines agreed to pay us $500,000 and assume all costs of the litigation related to the mineral property. We remain a party to certain Ontario litigation and have a right to receive a portion of any recovery. On August 22, 2007, through a series of transactions, we acquired control of Byron Americor Inc. “Byron”, an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction we acquired 14,131,638 Byron common shares for nominal consideration. In another transaction, we transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 of our share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,339 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After these transactions, there were 92,688,976 common shares of Byron outstanding. Byron had been a shell company with nominal assets and limited liabilities. The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Accordingly, because Mines is deemed to be the purchaser for accounting purposes, consolidated financial information of Mines is presented as a continuation of Mines and its subsidiary UMEI.

By Articles of Amalgamation, effective September 21, 2007, our subsidiaries, Byron Americor Inc. and Ungava Mines Inc. amalgamated. The amalgamated company continues under the name Ungava Mines Inc.

As a result, we have two subsidiaries; Ungava Mines Inc. incorporated in Ontario (which in turn owns Ungava Minerals Exploration Inc., incorporated in Quebec) and Ungava Metals Corp., an inactive subsidiary incorporated federally in Canada.

Pursuant to an Agreement dated January 20, 1995, we acquired, through a subsidiary Ungava Mineral Exploration Inc. (“UMEI”), a 100% working interest, in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property”), subject to two 1% net smelter returns royalties, The Property was then written down to a nominal amount. This write down occurred prior to the Agreement with Canadian (as noted below).

On January 12, 2001, we entered into an Agreement with Canadian under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property to date.  Under this Agreement, Canadian will earn a further 10% interest in the Property by producing a Bankable Feasibility Study (“BFS”) on the Property which is accepted by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.

Our joint venture interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses incurred after  the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this purported BFS indicating that it was proceeding with permitting applications and an environmental and social impact analysis. The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the purported BFS will be “updated” to include production from the Mequillon deposit on the Property and to increase initial mine capacity from 3,500 TPD to 4,500 TPD. After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property. Canadian is in the process of initiating the development of the Property as a Ni-Cu-PGE mining and milling operation. To date Canadian has not obtained permits required for mining.

We have not earned any revenues to date from operations and are considered to be in the exploration stage.

Company Website

Our website is currently under construction. Once completed, it will provide our shareholders and the public at large, with information on the ongoing activities of our Company. Information about our Property is, however, available on the website of our subsidiary company, Ungava Mines Inc. at www.ungavamines.com

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), included elsewhere in this Form 20-F. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("US GAAP") is described in Note #15 to the audited consolidated financial statements for the years ended November 30, 2007 and December 31, 2004. All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note #3 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

This document contains certain forward-looking statements including, among others, anticipated trends in our financial condition and results of operations and our business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.

A. Operating Results

The Company’s consolidated revenues were $nil for the year ended November 30, 2007, compared to $nil for the year ended November 30, 2006.

During the fiscal year ended November 30, 2007, the Company continued to fund the operations of its subsidiaries. The most significant investment was and continues to be the funding of the Ungava Mines development, efforts. The Company is reporting a pre-tax consolidated operating loss from continuing operations of 3,332,158, compared to a pre-tax loss of $1,354,471 for the previous year. This overall loss is mainly due to overhead operating costs and more specifically its legal fee expenditures .

Foreign Currency Transactions

The Company incurred a foreign currency gain of $nil for the year, compared to a foreign currency gain of $nil for 2006.  The Company does not utilize hedges or forward contracts to mitigate foreign currency risk.

Selected Annual Information

Revenue and Expenses:

Consolidated revenue for the Company was $nil for the year ended November 30, 2007, compared to $nil for the year ended November 30, 2006.  The Company’s professional, travel and general expenses increased to $3,353,715, compared to $1,382,957.  The increase in administrative costs is mainly due to the operating expenses of the Company’s subsidiary, Ungava Mines Inc..

Profitability:

The Company has not generated any profits since inception.

Balance Sheet:

The Company’s total assets as of fiscal year November 30, 2007 were $1,305,934 compared to $497,758 for the fiscal year ended November 30, 2006. Cash on hand and in temporary interest bearing investments, following the injection of capital, increased to $963,475 as at the fiscal year ended November 30, 2007compared to $411,476 as at the fiscal year ended November 30, 2006. Other receivables increased to $73,640 for the year ended November 30, 2007, as compared to $20,613for the year ended November 30, 2006.

Total liabilities were $449,851 for the fiscal year ended November 30, 2007, compared to $176,796 for the previous fiscal year.

Shareholders’ equity as at the fiscal year ended November 30, 2007 was $856,083 compared to $320,962 for the fiscal year ended November 30, 2006.

B. Liquidity and Capital Resources

As of November 30, 2007, the Company had $963,475 in cash and cash equivalents. As of November 30, 2006, the Company had $411,476 in cash and cash equivalents.

The November 30, 2007 consolidated financial statements reflect a working capital (current assets less current liabilities) of $794,264 as compared to $259,143 as of November 30, 2006. The significant improvement in working capital is due to the injection of capital. The Company’s cash flow requirements for the immediate future will be limited to normal operating activities.

C. Research and Development, Patents and Licenses, Etc.

None.

D.  Trend Information

None of the Registrant’s assets are currently in production or generate revenue.  Please see “Item 4.A. – History and Development of the Companyfor a description of the Registrant’s proposed expenditures and any known trends for the upcoming year.

E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of November 30, 2007, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Payments Due by Period
	Less than 1 year		1-3 years		4-5 years		After 5 years
Contractual Obligations:
Long-Term Debt Obligations	$	nil	$	nil	$	nil	$	ni	l
Capital (Finance) Lease Obligations	$	nil	$	nil	$	nil	$	nil
Operating Lease Obligations (1)	$	nil	$	nil	$	nil	$	nil
Purchase Obligations	$	nil	$	nil	$	nil	$	nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	$	nil	$	nil	$	nil	$	nil
Total Contractual Obligations and Commitments:	$	nil	$	nil	$	nil	$	nil

 ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of November 30, 2007. All of our directors are residents of Canada:

Name	Age	Position
Glen Erikson	56	President
Dr. Allan Miller	60	Vice-President and Director
Alan Rootenberg	56	Chief Financial Officer
Glen Gasparini	55	Vice-President and Director
David L. Hynes	61	Secretary/Treasurer and Director
James G. Lavigne	46	Director
Dr. Joseph Greenberg	85	Director

Glen Erikson
Glen Erikson was appointed President of our Company on January 24, 2008. Glen is a graduate of the University of Toronto (1974) and Osgoode Hall Law School. He was called to the bar in Ontario in 1979. From 1982 until his retirement in 1996, he operated a legal practice in Toronto, Canada. In 1995 he was the founder of Nearctic Nickel Mines Inc., formerly Ungava Minerals Corp. Since 1996 he has been active as a consultant to Nearctic Nickel Mines Inc. and Ungava Mineral Exploration Inc. as an investor and in the biotechnology arena.

Dr. Allan Miller
Dr. Allan Miller served as President and director of our Company from February 2007 to January 24, 2008 when he assumed the position of Vice-President of our Company. He continues as a director of our Company. Dr. Miller is a mineral deposits consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company’s property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally.

Between 1973 and 1997, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

Alan Rootenberg
Mr. Rootenberg  is the Chief Financial Officer of our Company. He has served as a senior executive in a number of publicly traded and private companies. From December 1999 to January 2007, he served as President and Chief Executive Officer of a publicly traded (TSXV) technology company. The company develops applications for the human capital management industry and was responsible for the development of technologies used in a number of online talent management systems. He was a founding partner in a company that pioneered the development of multimedia and new media applications for the advertising industry. From 1980 to 1994, he was involved in the advertising industry having served as Vice President Finance for a marketing and communications organization located in Toronto, Ontario. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

David L. Hynes
Mr. Hynes BSc. B.Ed. J.D. is a director and Secretary-Treasurer of our Company.  He graduated from the University of Toronto Law School in 1971and was call to the bar of Ontario in 1973. From March 1973 he been engaged in private practice, focusing on commercial and corporate law.

James G. Lavigne
Mr. Lavigne is a director of our Company. He is presently a consulting geologist, formerly the Vice-President, Exploration, for Goldbrook Ventures Inc., where he was responsible for exploration program design, implementation, and management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior management and investors; and the preparation of public disclosure documents. Previously, he was a senior geologist with FNX Mining Company. Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr. Lavigne received his MSc. Geology from the University of Ottawa in 1993 and a BSc. Geology from Memorial University of Newfoundland in 1987.

Glen Gasparini
Mr. Gasparini (born September 29, 1952) is a director and Vice-President of our Company.  He has been the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings.  Mr. Gasparini has an Honours B.A. from York University.

Dr. Joseph Greenberg
Dr. Greenberg (born August 30, 1922) is a director of our Company. Dr. Joseph Greenberg has been a physician in Toronto for over 50 years, running a family medicine practice. He received his M.D. degree from the University of Toronto in 1952.

B. Compensation

During the fiscal year ended November 30, 2007, the Company paid or accrued a total of $1,350,137 in compensation to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended November 30, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers and directors which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has seven executive officers and directors: Glen  Erikson, Dr. Allan Miller, Alan Rootenberg, Glen Gasparini, David L. Hynes, James G. Lavigne, and Dr. Joseph Greenberg. The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended November 30, 2007 in respect of the individuals who were, at November 30, 2007, the Company’s directors and members of management:

	Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Fees for Management Services ($)	Annual Bonus ($)	Stock Fee Fee Compensation	Securities Underlying Awards	Options (No. of Shares)	All Other Compensation ($)
Dr. Allan Miller President	2007 2006	15,730 Nil	Nil Nil	Nil Nil	Nil Nil	200,000 100,000	Nil Nil
Alan Rootenberg Chief Financial Officer	2007 2006	69,407 Nil	Nil Nil	Nil Nil	Nil Nil	100,000 Nil	Nil Nil

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which as of April 8, 2008, we had issued 400,000 incentive stock options to the following Directors and officers pursuant to our stock option plan:

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as at April 8, 2008 (1):

Long Term Compensation
Name and Principal Position	Stock Fee Fee Compensation	Securities Underlying Awards	Options (No. of Shares)	All Other Compensation ($)
Dr. Allan Miller President	Nil Nil	Nil Nil	200,000 100,000	Nil Nil
Alan Rootenberg Chief Financial Officer	Nil Nil	Nil Nil	100,000 Nil	Nil Nil

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed below, there are no employment contracts, consulting agreements, or “change of control agreements” in place between the Corporation and any of its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this annual report, except that directors are compensated for their actual expenses incurred in the conduct of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

C. Board Practises

The term of office of each director is until the next annual meeting of stockholders and until a successor is elected and qualified or until the director’s death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the board of directors.

The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company. In particular, the Board of Directors is responsible for the following matters:

(a)
adopting a strategic planning process for the Company which establishes the Company’s long-term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy;

(b)
identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;

(c)
engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the person acting in the capacity of Chief Executive Officer of the Company against mutually established objectives; and

(d)
ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

Committee of the Board of Directors

The Board has currently established two permanent committees, an Audit Committee and a Compensation Committee. Both committees are comprised of Mr. Hynes, Mr. Gasparini and Mr. Lavigne,. Mr. Gasparini is a Vice-President of the Company and Mr. Hynes its Secretary /Treasurer.

The Audit committee has a written mandate as to its roles and responsibilities and is established by the Board of Directors (the “Board”) of the Company for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

The Committee is responsible for assisting the Board’s oversight of:
a)	the independent auditor’s qualifications and independence;
b)	the performance of the Company’s independent auditors;
c)	the quality and integrity of the Company’s financial statements and related disclosure;
d)	oversight of the Company’s internal and disclosure controls and reporting; and
e)	the Company’s compliance with legal and regulatory requirements.

The Audit Committee Charter is attached as Exhibit 3.

D. Employees

We currently do not have any employees on our payroll. Services are provided on a contract basis as needed.

E. Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at April 8, 2008	Number of Options or Warrants Outstanding at April 8, 2008	Beneficial ownership
Dr. Allan Miller	13,995,935(1)	726,000(2)	14,721,935
Dr. Allan Miller	-	400,000(3)	400,000
David Hynes	-	300,000	300,000
Glen Gasparini	-	300,000	300,000
Dr. Joseph Greenberg	-	300,000	300,000
Jamie Lavigne	-	400,000	400,000
Alan Rootenberg	-	100,000	100,000
Total:	13,995,935	2,526,000	16,521,935

(1)
Dr. Miller is trustee of The Ungava Trust which is the beneficial owner of 5,104,462 shares of the Corporation.  Dr. Miller is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc. Dr. Miller also has voting authority in respect of 6,731,473 shares beneficially owned by Juno Holdings Inc.

(2)	726,000 Options are owned by 1645194 Ontario Inc., whose shareholder is The General Trust. Dr. Miller is Trustee of The General Trust.

(3)	Dr. Miller owns 400,000 options in his own name.

Stock Option Plan

We have a Stock Option Plan (the "Plan") under which it is authorized to grant options to purchase up to 2,826,327 outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company. As at April 8, 2008 the following options were issued and outstanding:

Options Exercisable		Exercise Price	Expiry Date
300,000	(a)	$0.10	November 6, 2008
300,000	(b)	$1.00	August 7, 2011
300,000	(c)	$1.00	September 26, 2011
100,000	(e)	$1.00	May 26, 2012
500,000	(f)	$0.75	June 30, 2012
1,326,000	(g)	$0.75	September 30, 2012

(a)
In November 2003, 400,000 stock options exercisable at $0.10 with an expiry date of November 6, 2008 were granted to directors and officers. A total of 100,000 stock options were exercised in the previous year.

(b)	In August 2006, 300,000 stock options exercisable at $1.00 with an expiry date of August 7, 2011 were granted to a former director and past President of our company.

(c)
In September 2006, 600,000 stock options exercisable at $1.00, with an expiry date of September 26, 2011, were granted to directors and the President of our company. 300,000 stock options held by former directors have expired.

(d)
In November 2006, 250,000 stock options exercisable at $1.00, expiring October 31, 2011, were granted to an advisory firm. During the year, these stock options were cancelled and replaced by 250,000 stock options on the common shares of our subsidiary, Ungava Mines Inc.

(e)	In June 2007, 100,000 stock options exercisable at $1.00 with an expiry date of May 26, 2012 were granted to our Chief Financial Officer.

(f)	In July 2007, 600,000 stock options exercisable at $ 0.75 with an expiry date of June 30, 2012 were granted to our directors. 100,000 stock options held by a former director have expired.

(g)	In October 2007, 1,326,000 stock options exercisable at $0.75 with an expiry date of September 30, 2012 were granted to a our directors and certain of our consultants.

The following table sets forth the stock options issued by our subsidiary, Ungava Mines Inc.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at November 30, 2007 are as follows:

			Options Outstanding		Number Exercisable
Exercise Price			Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.60	a	)	8,600,000	$0.60	4.84	8,600,000	$0.60
$0.60	b	)	400,000	$0.60	0.84	400,000	$0.60
			9,000,000	$0.60	4.66	9,000,000	$0.60

a)
On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company. On October 18, 2007 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

b)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of the Company.

Information as to share and option information for directors and officers are discussed above in “ITEM 6. A. DIRECTORS AND SENIOR MANAGEMENT” and in “ITEM 6B. COMPENSATION.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth, the names and addresses of each person known to us to own more than 5% of our outstanding shares of common stock as of April 8, 2008 and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Dr. Allan Miller, 87 Findlay Avenue Ottawa ON Canada K1S 2V1	13,995,935(1)	49.51%
Common Stock	Brownstone Ventures Inc. 130 King Street West Suite 2500, Toronto, ON Canada M5X 1A9	3,714,766(2)	13.14%
Common Stock	Sheldon Inwentash c/o Pinetree Capital Inc. 130 King Street West Suite 2500, Toronto, ON Canada M5X 1A9	2,469,800(2)	8.73%
Common Stock	Lynn Inwentash c/o Pinetree Capital Inc. 130 King Street West Suite 2500, Toronto, ON Canada M5X 1A9	2,269,950	8.03%
Common Stock	Officers and directors as a group	13,995,935(1)	49.51%

(1)
Dr. Miller is trustee of The Ungava Trust which is the beneficial owner of 5,104,462 shares of the Corporation.  Dr. Miller is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc. Dr. Miller also has voting authority in respect of 6,731,473 shares beneficially owned by Juno Holdings Inc. Pursuant to a Pooling Agreement dated July 20, 2007 Brownstone Ventures Inc. pooled 3,000,000 of its Company common shares with a like number of shares voted by Dr Miller as Trustee of the Ungava Trust which shares the Trustee will vote until July 4, 2013.

(2)	Mr. Inwentash is the President and CEO of Brownstone Ventures Inc., a company of which Pinetree Capital Inc. is a shareholder.

(3)
Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(4)
This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

B. Related Party Transactions

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as shown in the table below.

On November 9, 2007, a loan of $192,000 was issued to 1645194 Ontario Inc. (“1645194”), a related party of the company.  This amount is to be repaid through services provided by 1645194 in the 12 months commencing January 1, 2008. 1645194 is controlled by the spouse of Mr. Glen Erikson, the president of our company.

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the our company or its subsidiaries.

Dr. Miller is trustee of The Ungava Trust which is the beneficial owner of 5,104,462 shares of our company.  Dr. Miller is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc. Dr. Miller also has voting authority in respect of 6,731,473 shares beneficially owned by Juno Holdings Inc. Pursuant to a Pooling Agreement dated July 20, 2007 Brownstone Ventures Inc. agreed to pool 3,000,000 of its Company common shares with a like number of shares voted by Dr Miller as Trustee of the Ungava Trust which shares the Trustee will vote until July 4, 2013.

Pinetree Capital Inc. is the registered owner of 1,000,000 common shares of our company and Brownstone Ventures Inc., a company controlled by Pinetree Capital Inc., is the registered owner of 3,714,766 common shares of our company.  Mr.  Sheldon Inwentash is the President and CEO of Pinetree Capital Inc. and of Brownstone Ventures Inc. Mr. Inwentash is the owner of 2,469,800 common shares of our company and Lynn Inwentash, the spouse of Mr. Inwentash is the registered owner of 2,269,950 common shares of our company. 1350659 Ontario Inc., a trust for the children of Mr. Inwentash is the registered owner of 985,051 common shares of our company.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2007 and 2006 for the periods ended November 30

Legal/Arbitration Proceedings

We are a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on our Property.  In the course of this action, we learned that defendants formed a collaboration with others who obtained samples from the Property by trespass. We are currently seeking to have these others joined as co-defendants in the action as well as a third party which trespassed. The action in Quebec is against parties who we allege, trespassed onto our property in 1998, wrote a false and misleading Assessment Report, produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and against parties who are alleged to have given false testimony at the 2002 arbitration.

We, together with certain past and present officers and directors, have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by us, are sought, as well as other relief.  We intend to defend ourselves and our directors in this action.

We are named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") seeks the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that we optioned an 80% interest in the Property to Canadian.  No damages are, however, claimed against us.

In September, 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.

Our principal witness in all pending litigation is Glen H. Erikson who is our President and who was a director of the Company at the time of the events which gave rise to pending litigation in which we are a plaintiff.  He was also the founder the Company in 1996.  He has a leading role in interacting with litigation counsel and works closely with Management.

 Mr. Erikson was involved in an administrative proceeding before the Ontario Securities Commission in which decisions were rendered on September 30, 1998 and December 15, 1998.  Mr. Erikson, counsel to two issuers, was held to have participated in a scheme which involved the resale of securities at excessive prices by selling shareholders and that was considered abusive of the capital markets. There was no finding that Mr. Erikson benefited from those sales. Mr. Erikson was barred from trading in Ontario for a period of two years and remains subject to restrictions on the use of Securities Act exemptions in Ontario.  He is, however, not barred from serving as an officer or director of a reporting issuer in Ontario.

In 2004, a Fairness Committee Report to the Ontario Securities Commission reported that there was “clear and convincing evidence” that structural change to the Ontario Securities Commission was needed and it recommended that it lose its adjudicative function. The Report found that there existed a “pervasive and widely held perception...that a “fair hearing” before the Commission cannot be obtained.” The Report found that the “Chair’s links with staff” created an “institutional commitment” to findings of guilt in high profile cases because the “Chair’s involvement in the important cases continues throughout the hearing.” It seems as a result that the adjudicative tribunals were inhibited in evaluating submissions or evidence offered by Commission staff and as a result “the Commission almost always appears to win”.

The Enforcement Branch of the Commission was referred to as a “black hole” within the Commission due to its oversight by the Chair alone to the exclusion of all other Commissioners. The Report admonished the Commission to “do nothing to exacerbate or contribute further to the problems on which we base our recommendations for change.”  The Report recommended that legislation be passed to create a separate adjudicative tribunal and that the Commission lose the power to conduct in-house hearings. Chairman Brown subsequently resigned from the Commission before the end of his term.

Policy on dividend distributions:

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent.

We have not paid any cash dividends to date, and we do not anticipate that we will pay any cash dividends in the foreseeable future.

 B. Significant Changes

There have been no significant changes to the business of Nearctic Nickel since November 30, 2007 except as disclosed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

There is presently a limited market for our shares. The Company’s stock is currently traded on the Pink Sheets Electronic Quotation Service published by the National Quotation Bureau  under the symbol “UGVAF.”. We anticipate applying for trading of our common stock on the Over the Counter Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms part. However, we can provide no assurance that our shares of common stock will be traded on the Bulletin Board or, if traded, that a public market will materialize.

As of April 8, 2008, the stock price on the Pink Sheets Electronic Quotation Service was US$1.00.

PERIOD	HIGH (US$)	LOW (US$)
Year EnYear ended November 30, 2007 First Quarter	0.08	0.18
Second Quarter	0.18	0.18
Third Quarter	0.18	0.22
Fourth Quarter	0.25	0.30
Year Ended November 30, 2006 First Quarter	0.08	0.08
Second Quarter	0.08	0.08
Third Quarter	0.08	0.08
Fourth Quarter	0.08	0.08

The high and low closing market prices for each month for the most recent six months are listed in the following chart.

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
April 2008	1.31	0.92
March 2008	1.22	1.03
February 2008	1.33	0.45
January 2008	0.495	0.39
December 2007 2008	0.68	0.45
November 2007 2008	0.66	0.38

We are listing our common shares, with no par value, pursuant to Section 12(g) of the Exchange Act of 1934. Our shares of common stock are in registered form when issued. All of the shares outstanding are “restricted shares” within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

As of April 8, 2008, there were 28,263,276 shares of our common stock outstanding; there were approximately 691 registered holders of our common stock.

B. Plan of Distribution

Not Applicable.

C. Markets

There is presently a limited market for our shares. The Company’s stock is currently traded on the Pink Sheets Electronic Quotation Service published by the National Quotation Bureau under the symbol “UGVAF”. We anticipate applying for trading of our common stock on the Over the Counter Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms part. However, we can provide no assurance that our shares of common stock will be traded on the Bulletin Board or, if traded, that a public market will materialize.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Capital Share

Common stock. As of April 8, 2008, 28,263,276 shares of common stock are issued and outstanding and held by 691registered shareholders. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation and by-laws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights.

Options.  We have a Stock Option Plan (the "Plan") under which it is authorized to grant options to purchase up to 2,826,327 outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company. As at April 8, 2008 the following options were issued and outstanding:

Options Exercisable	Exercise Price	Expiry Date
300,000 (a)	$ 0.10	November 6, 2008
300,000 (b)	$ 1.00	August 7, 2011
300,000 (c)	$ 1.00	September 26, 2011
100,000 (e)	$ 1.00	May 26, 2012
500,000 (f)	$ 0.75	June 30, 2012
1,326,000 (g)	$ 0.75	September 30, 2012

(h)
In November 2003, 400,000 stock options exercisable at $0.10 with an expiry date of November 6, 2008 were granted to directors and officers. A total of 100,000 stock options were exercised in the previous year.

(i)	In August 2006, 300,000 stock options exercisable at $1.00 with an expiry date of August 7, 2011 were granted to a former director and past President of our company.

(j)
In September 2006, 600,000 stock options exercisable at $1.00, with an expiry date of September 26, 2011, were granted to directors and the President of our company. 300,000 stock options held by former directors have expired.

(k)
In November 2006, 250,000 stock options exercisable at $1.00, expiring October 31, 2011, were granted to an advisory firm. During the year, these stock options were cancelled and replaced by 250,000 stock options on the common shares of our subsidiary, Ungava Mines Inc.

(l)	In June 2007, 100,000 stock options exercisable at $1.00 with an expiry date of May 26, 2012 were granted to our Chief Financial Officer.

(m)	In July 2007, 600,000 stock options exercisable at $ 0.75 with an expiry date of June 30, 2012 were granted to our directors. 100,000 stock options held by a former director have expired.

(n)	In October 2007, 1,326,000 stock options exercisable at $0.75 with an expiry date of September 30, 2012 were granted to a our directors and certain of our consultants.

Warrants.  On July 4, 2006, we closed private placements whereby common shares of the Company were issued to settle debts and to raise cash. As a result, 7,300,000 warrants were issued with an expiry date of no later than June 4, 2008. At the Annual and Special meeting of shareholders held June 26, 2007, a shareholder resolution, voted on by the disinterested shareholders of the Company, approved a resolution that the term of these warrants, currently expiring July 4, 2008, be extended so that the warrants now expire on that date which is 18 months following the date on which the Corporation’s common shares first trade on a recognized stock exchange or on the OTCBB market in the United States.
On July 18, 2007 we closed a private placement whereby 2,666,666 common shares and 2,666,666 warrants were issued to raise cash. The exercise price of these warrants is $0.75 and their expiry date is July 18, 2012.

The exercise price and expiry date of the common share purchase warrants outstanding as at November 30, 2007 are as follows:

Number of Warrants	Exercise Price	Current Expiry Date
7,300,000	$ 1.00	That date which is18 months following the date on which the Corporation’s common shares first trade on a recognized stock exchange or on the OTCBB market in the United States.
2,666,666	$ 0.75	July 18, 2012

History of share capital.

On July 4, 2006, the Company issued 4,000,000 units in satisfaction of $2,000,000 of indebtedness to related parties.  Each unit comprised one common share and one share purchase warrant.  Each warrant entitles the holder to acquire one common share at a price of $1.00 per share for a period originally set to expire two years from the date of issuance.

On July 4, 2006, the Company issued 3,300,000 units for cash proceeds of $1,650,000 on the same terms as noted above.

On July 18, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,000,000. The Company issued 2,666,666 units at a price of $0.75 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable into one common share for a period of 60 months at an exercise price of $1.25.

B. Memorandum and Articles of association

    The following presents a description of certain terms and provisions of our Articles of Incorporation and by-laws.

 We were formed by the amalgamation of Ungava Minerals Corp. and Coretek Vencap Inc. on August 1, 1996.  Ungava Minerals Corp. was incorporated under the Business Corporation Act (Alberta) by Certificate of Incorporation September 6, 1995.  By Articles of Continuance certified effective March 27, 1996, Ungava Minerals Corp. was continued under the Canada Business Corporations Act. Our shareholders gave approval to the change in our company name to Nearctic Nickel Mines Inc. at our Annual General Meeting held June 26, 2007 and by Articles of Amendment effective September 7, 2007, Ungava Minerals Corp. changed its name to Nearctic Nickel Mines Inc. ("the Company" or "NNMI").

The by-laws of the Company provide that a director who has a material interest in any transaction with Nearctic Nickel shall disclose such interest, though the Company’s Articles of Incorporation and by-laws do not place any restrictions on the voting powers of interested directors. The by-laws of the Company further provide that a director may fix their own remuneration without having to pass a resolution regarding same. A director may receive advances and is entitled to reimbursement for all expenses incurred in the execution of his office. The bylaws do not provide for a retirement or non-retirement age limit requirement for directors under a certain age limit. A person need not be a shareholder in order to become a director of the Corporation.

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. The annual meeting and special meetings of shareholders are held at such time and place as the board of directors shall determine, or by holders of not less than 5% of the securities issued by the Company who request that the directors call a meeting. Notices of meetings are sent out to shareholders not less than 21 days before the date of such meeting.

Currently, there are no specific rights, preferences and restrictions attaching to each of the Company’s common shares. The Company may issue common shares in one or more series and, pursuant to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

Pursuant to  the Company’s by-laws, the quorum at meetings of the Company’s shareholders shall be constituted by the presence of one (1) shareholder entitled to vote at any such meeting for purposes of choosing a chairman of the meeting, and of pronouncing the adjournment of the meeting. For any other purpose, a quorum at a meeting of the shareholders is attained, when at least fifteen minutes after the time set for the meeting, the shareholders representing a majority of the votes are in attendance, in person or represented by proxy.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company imposed by foreign law or by the Articles of Incorporation or any other constituent document of the Company.

C. Material Contracts

During the fiscal years ended November 30, 2007 and 2006, and as of April 8, 2008, the Company has entered into the material contracts listed below:

a) Share Exchange Agreement dated 22nd August, 2007

D. Exchange controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote our common shares. There are also no such limitations imposed by the Articles of Incorporation with respect to our common shares. There are, however, certain requirements on the acquisition of control of our securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

E. Taxation.

The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect to the holding or disposing of Common Shares as provided by the Company. This summary does not address all possible income tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local income taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary, as well as estate tax and other non-income taxes applicable to a potential shareholder. The tax consequences to any particular holder, including a U.S Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is a resident and generally, according to the holder’s particular circumstances.

U.S. Holder of Common Shares

References to a “U.S. Holder” of Common Shares in this section includes a citizen or individual resident of the U.S., a corporation created or organized in the U.S., a trust or estate of which its income is includable in its gross income for U.S. federal income tax purposes without regard to its source, if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust, who are holders of Common Shares and who:

•
for purposes of the Income Tax Act (Canada) (ITA) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (Treaty) are residents of the U.S., not Limited Liability Corporations (LLC) and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (Code) are U.S. persons;
deal at arm’s length with the Company;
•	will hold the Common Shares as capital property for purposes of the ITA;
•	will hold the Common Shares as capital assets for purposes of the Code;
•	do not and will not hold the Common Shares in carrying on a business in Canada;
•	will not perform independent personal services from a fixed base situated in Canada; and
•
are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (Regulations);
•	published proposals to amend the ITA and the Regulations;
•	published administrative positions and practices of the Canada Revenue Agency (CRA);
•	the Code, as amended;
•	Treasury Regulations;
•	published Internal Revenue Service (IRS) rulings;
•	published administrative positions of the IRS;
•	published jurisprudence that is considered applicable; and
•	the Treaty.

All of the foregoing is subject to material or adverse change, on a prospective or retroactive basis, at any time. Neither the estate tax laws of the U.S., nor the tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are considered in this summary.

This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign income, estate and other tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Canadian Federal Income Tax Consequences

Disposition of Common Shares

A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property”. Such Common Shares will be taxable Canadian property if, in general, at any time during the 60 month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are “taxable Canadian property” to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on Shares of the Company

Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada in respect of which the dividends are effectively connected and who are beneficial owners of at least 10% of the voting shares of the Company, and are not a Limited Liability Company (LLC). Under the Treaty, a withholding rate of 15% is applicable in all other cases except LLC’s, where the withholding rate is 25%.

United States Federal Income Tax Consequences

The U.S. federal income tax consequences related to the disposition and ownership of Common Shares, subject to the Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

On a disposition of Common Shares a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. The gain or loss will generally be a U.S. source gain or loss.

Dividend Distributions on Shares of the Company

Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (E&P) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Dividends paid in years prior to 2009 will be taxable as capital gains if the Company constitutes as a “qualified foreign corporation” at the time the dividends are paid. In this regard, no assurance can be given that the Company currently constitutes a qualified foreign corporation or that it will constitute one at the time of any dividend payment. Even if a dividend payment is in fact not converted to U.S. dollars on the date of distribution, the amount of any cash distribution paid in Canadian dollars to a U.S. Holder will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Dividends paid by the Company on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. The dividends may be subject to a backup withholding tax unless the U.S. Holder of Common Shares furnishes the Company with a duly completed and signed Form W-9 (or otherwise establishes its exemption from such tax). The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder’s U.S. federal income tax liability, provided the Holder furnishes the required information to the IRS.

Foreign Tax Credit

A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by the Company generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit. The U.S. holders of Common Shares should consult their own tax advisors in this regard.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (PFIC). The Company could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of the Company’s gross income for the taxable year is “passive income”, which includes interest, dividends and certain rents and royalties; or
•
the average quarterly percentage, by fair market value of the Company’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of the Company’s assets.

To the extent the Company owns at least 25% by value of the shares of another corporation, the Company is treated for purposes of the PFIC tests as owning the Company’s proportionate share of the assets of such corporation, and as receiving directly the Company’s proportionate share of the income of such corporation.

Distributions which constitute “excess distributions” from a PFIC and dispositions of shares of a PFIC are subject to the following special rules in the hands of a U.S. Holder:

•
the excess distributions (generally any distributions received by a shareholder of a PFIC in any taxable year that are greater than 125% of the average annual distributions received by such shareholder in the three preceding taxable years or the shareholder’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income in the current taxable year; and

•
the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

U.S. Holders who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

For any tax year in which the Company is determined to be a PFIC, U.S. Holders may elect to treat their Common Shares as an interest in a qualified electing fund (QEF Election), in which case the U.S. Holders would be required to include in income currently their proportionate share of the Company’s ordinary earnings and long-term capital gains in years in which the Company is a PFIC regardless of whether distributions of such earnings and gains are actually distributed to such U.S. Holders. Any gain subsequently recognized upon the sale of their Common Shares by such U.S. Holders generally would be taxed as capital gain. If a U.S. Holder makes a QEF Election, the Company will seek to provide the Holder with the information that it will need in order to effectuate that election.

As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares (Mark-to-Market Election) recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years.

The PFIC rules and the available elections are complicated and U.S. Holders should consult with their own advisors for a complete understanding of the PFIC provisions.

Controlled Foreign Corporation Rules

Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (CFC) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P attributable to the shares sold or exchanged that were accumulated during the period that the shares were held by such U.S. Holder while the Company was a CFC. Any U.S. Holder owning directly or indirectly (by attribution) 10% or more of the total combined voting power of all classes of the Company’s shares should consult their own tax advisors

F. Dividend and paying agents.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent.

On March 21, 2007, our Directors authorized a dividend of Ungava Mines Inc. common shares, whereby one Ungava Mines Inc. share will be distributed for each two Ungava Minerals Corp. shares held. The distribution date will be fixed in the future.

We have not paid any cash dividends to date, and we do not anticipate that we will pay any cash dividends in the foreseeable future.

G. Statement by experts

The financial statements of the Company for each of the three fiscal years ended November 30, 2007 and 2006, included in this registration statement have been audited by MSCM, LLP (the “Auditor”), independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The auditor’s address is: 701 Evans Avenue, 8th Floor, Toronto, Ontario M9C 1A3.

H. Documents on display

The Company is required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

The Company will provide, without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 160 Matheson Blvd. East Suite 5 Mississauga, Ontario, Canada L4Z 1V4.

I. Subsidiary Information

For more information on the Company’s subsidiaries, see “Item 4. Information on the Company—Organizational structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars. The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure, though the Company is not currently exploring hedging opportunities.

We do not use derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Not applicable

ITEM 16. [reserved]

ITEM 16A. Audit committee financial expert.

Not applicable.

ITEM 16B. Code of Ethics.

Not applicable.

ITEM 16C. Principal Accountant Fees and Services.

Not applicable.

ITEM 16D. Exemptions form the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements filed as part of this registration statement are listed in Item 19. Financial Statements and Exhibits.

All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with Canadian GAAP. Such financial statements have been reconciled to United States GAAP.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.  Description

1. Notice of Articles and Articles of Incorporation as currently in effect:
   1.1.1  Certificate of Incorporation; dated September 6, 1995 *
   1.1.2  Certificate of Amendment,   dated September 18, 2006 *
   1.1.3  Articles of Amendment, dated September 7, 2007 *

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

a.  Share Acquisition Agreement between the Company, Byron Americor and the shareholders of Byron Americo; dated 8/22/07 *

5.  Foreign Patents:                     No Disclosure Necessary
6.  Earnings Per Share Calculation:      No Disclosure Necessary
7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary
8.  List of Subsidiaries:                No Disclosure Necessary
9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary
11.  Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)
12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code
13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:
     No Disclosure Necessary

15.  Additional Exhibits:
a.  MSCM LLP, dated April 14, 2008 *
________________________________
* Filed herewith.
** Subject to confidential treatment by the United States Securities and Exchange Commission.
+ Signifies management contract or compensatory arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

NEARTIC NICKEL MINES INC.

Date: April 15, 2008	By:	/s/ Glen Erikson
[Missing Graphic Reference] Name: Glen Erikson
Title: President & Person acting in the capacity of Chief Executive Officer

Exhibit 1

Audited Financial Statements of Nearctic Nickel Mines Inc. for the Years ended November 30, 2007 and 2006

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)

Consolidated Financial Statements

November 30, 2007 and 2006

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)

Table of Contents
November 30, 2007 and 2006

Page
Auditors' Report	1
Consolidated Financial Statements
Balance Sheets	2
Statements of Shareholders' Equity	3
Statements of Operations, Comprehensive Loss and Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6-20

Auditors' Report

To the Shareholders of
Nearctic Nickel Mines Inc.

We have audited the consolidated balance sheets of Nearctic Nickel Mines Inc. (formerly Ungava Minerals Corp.) (An Exploration Stage Company) as at November 30, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006, the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

   Signed: “MSCM LLP”
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 21, 2008

1

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in Canadian Dollars)
November 30, 2007 and 2006

	2007	2006
Assets Current assets
Cash	$71,172	$10,934
Temporary investments	892,303	400,542
Other receivables (Note 10)	73,640	20,613
Loans receivable (Note 5)	192,000	-
Prepaid expenses	15,000	3,850
Total current assets	1,244,115	435,939
Mineral resource properties (Note 6)	61,819	61,819
Total assets	$1,305,934	$497,758

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$449,851	$176,796
Total current liabilities	449,851	176,796

Shareholders’ equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding 28,263,276
(2006 – 25,596,610) common shares (Note 7)	6,887,283	6,366,840
Common share purchase warrants (Note 8)	2,467,012	995,904
Contributed surplus (Note 9)	2,110,276	234,548
Deficit accumulated during the exploration stage	(10,608,488)	(7,276,330)
Total shareholders’ equity	856,083	320,962
Total liabilities and shareholders’ equity	$1,305,934	$497,758

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Signed: “David Hynes”	Signed: “ Glen Gasparini”
___________________________	___________________________
Director	Director

2

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(expressed in Canadian Dollars)

	Capital share Number Amount		Common share purchase warrants	Contributed surplus	Deficit accumulated during the exploration stage
Shares issued for cash Shares issued on purchase of subsidiary Net loss for the year	1,416,666 6,069,148 -	$ 425,000 1,820,744 -	$ - - -	$ - - -	$ - - (97,094)
Balance, January 31, 1996 Shares issued on amalgamation Amalgamation costs Net loss for the period	7,485,814 5,537,543 - -	2,245,744 - - -	- - - -	- - - -	(97,094) - (76,734) (1,039,702)
Balance, November 30, 1996 Shares issued for exercise of warrants Shares issued on exercise of stock options Flow through shares issued Net loss for the year	13,023,357 3,878,333 50,000 1,252,500 -	2,245,744 1,156,500 50,000 250,500 -	- - - - -	- - - - -	(1,213,530) - - (526,717)
Balance, November 30, 1997 Net loss for the year	18,204,190 -	3,702,744 -	- -	- -	(1,740,247) (591,342)
Balance, November 30, 1998 Net loss for the year	18,204,190 -	3,702,744 -	- -	- -	(2,331,589) (215,523)
Balance, November 30, 1999 Net loss for the year	18,204,190 -	3,702,744 -	- -	- -	(2,547,112) (1,210,260)
Balance, November 30, 2000 Net loss for the year	18,204,190 -	3,702,744 -	- -	- -	(3,757,372) (186,300)
Balance, November 30, 2001 Net loss for the year	18,204,190 -	3,702,744 -	- -	- -	(3,943,672) (862,785)
Balance, November 30, 2002 Shares issued on exercise of stock options Adjustment for amalgamation and rounding Net loss for the year	18,204,190 100,000 (7,580) -	3,702,744 10,000 - -	- - - -	- - - -	(4,806,457) - - (757,519)
Balance, November 30, 2003 Net loss for the year	18,296,610 -	3,712,744 -	- -	- -	(5,563,976) (365,621)
Balance, November 30, 2004 Net income for the year	18,296,610 -	3,712,744 -	- -	- -	(5,929,597) 7,738
Balance, November 30, 2005 Units issued for cash (Note 7) Units issued in settlement of balances owing to related parties (Note 7) Stock-based compensation (Note 9) Net loss for the year	18,296,610 3,300,000 4,000,000 - -	3,712,744 1,199,797 1,454,299 - -	- 450,203 545,701 - -	- - - 234,548 -	(5,921,859) - - - (1,354,471)
Balance, November 30, 2006 Units issued for cash (note 7) Adjustment for extension of 7,300,000 warrants (note 8) Stock-based compensation (Note 9) Byron net liabilities Net loss for the year	25,596,610 2,666,666 - - - -	6,366,840 1,177,785 (648,893) - 8,449 -	995,904 822,215 648,893 - - -	234,548 - - 1,875,728 - -	(7,276,330) - - - - (3,332,158)
Balance, November 30, 2007	28,263,276	$ 6,887,283	$ 2,467,012	$ 2,110,276	$ (10,608,488)

The accompanying notes are an integral part of these consolidated financial statements.

3

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(expressed in Canadian Dollars)
November 30, 2007 and 2006

	Year ended November 30, 2007	Year ended November 30, 2006	Cumulative from September 6, 1995 (inception) to November 30, 2007
General and administrative expenses
Stock-based compensation (Note 9)	$1,875,728	$234,548	$2,110,276
Professional fees	947,188	382,726	2,869,943
Consulting and management fees (Note 10)	390,418	64,000	1,489,237
Travel	47,320	8,207	81,764
Office and general	59,575	8,778	1,046,250
Reporting issuer costs	33,486	15,094	56,766
Interest	-	669,604	669,604
Amalgamation costs	-	-	25,000
Write-off of mineral resource properties and exploration costs	-	-	1,436,956
Write-down of equipment	-	-	44,354
Amortization	-	-	76,376
	3,353,715	1,382,957	9,906,526
Other income (expense)
Interest earned	21,557	-	21,557
Gain on sale of marketable securities	-	28,486	169,835
Write-down of marketable securities			(816,620)
	21,557	28,486	(625,228)
Net loss and comprehensive loss for the period	(3,332,158)	(1,354,471)	(10,531,754)
Amalgamation costs	-	-	(76,734)
Deficit, beginning of period	(7,276,330)	(5,921,859)	-
Deficit, end of period	$(10,608,488)	$(7,276,330)	$(10,608,488)
Basic and diluted loss per share	$(0.12)	$(0.06)
Weighted average number of shares outstanding	26,692,500	21,296,610

The accompanying notes are an integral part of these consolidated financial statements.

4

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
November 30, 2007 and 2006

	Year ended November 30, 2007	Year ended November 30, 2006	Cumulative from September 6, 1995 (inception) to November 30, 2007
Cash flow from operating activities
Net loss for the period	$(3,332,158)	$(1,354,471)	$(10,531,754)
Items not involving cash:
Write-off of mineral resource properties and exploration costs	-	-	1,436,956
Stock-based compensation	1,875,728	234,548	2,110,276
Gain on sale of marketable securities	-	(28,486)	(169,835)
Write-down of marketable securities	-	-	816,620
Amortization	-	-	76,376
Write-down of equipment	-	-	44,354
	(1,456,430)	(1,148,409)	(6,217,007)
Net changes in non-cash working capital items:
Increase in loan receivable	(192,000)	-	(192,000)
Increase in receivables and prepaid expenses	(64,177)	(7,372)	(85,989)
Increase (decrease) in accounts payable and accruals	273,055	(108,365)	568,834
	(1,439,552)	(1,264,146)	(5,926,162)
Cash flow from investing activities
Mineral resource property and exploration costs	-	-	(679,876)
Purchase of equipment	-	-	(120,730)
Amalgamation costs	-	-	(76,734)
Proceeds from sale of marketable securities	-	28,486	1,826,903
Net liabilities of Byron Americor Inc. assumed	(8,449)	-	(8,449)
Purchase of temporary investments	(491,761)	(404,522)	(2,328,135)
	(500,210)	(376,036)	(1,387,021)
Cash flow from financing activities
Proceeds from issue of share capital	2,000,000	1,650,000	5,542,000
Advance from related parties	-	-	1,842,355
	2,000,000	1,650,000	7,384,355
Increase in cash	60,238	9,818	71,172
Cash, beginning of period	10,934	1,116	-
Cash, end of period	$71,172	$10,934	$71,172

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

5

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

1.	Change of Company Name
By Articles of Amendment effective September 7, 2007, Ungava Minerals Corp. changed its name to Nearctic Nickel Mines Inc. ("the Company" or "NNMI").

2.	Nature of Operations and Going Concern
NNMI has an interest in a mineral property as described in Note 6. The property is the subject of a purported Bankable Feasibility Study (“BFS”) which was issued in June 2007 by Canadian Royalties Inc. (“Canadian”). While the BFS indicates that a mine may be established on the mineral property, the continued operations of the Company and the recoverability of the amount shown for the mineral resource property are dependent upon the activities of Canadian, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary ongoing financing and upon future profitable production from the mineral property, or alternatively upon the Company's ability to dispose of its interest on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying amounts.  The Company has not earned any revenue from extraction activities to date and is therefore considered to be in the exploration stage.

These consolidated financial statements have been prepared according to Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has suffered recurring losses from operations that raise doubt about its ability to continue as a going concern. The continuing operations of the Company are dependent upon its ability to obtain the necessary financing to maintain and enhance its resource properties and to meet ongoing administration expenses and related liabilities as they fall due.

3.	Significant Accounting Policies
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized as follows:

Principles of consolidation
These consolidated financial statements include the accounts of the Company, its 97% owned subsidiary Ungava Mines Inc. and Ungava Mineral Exploration Inc., a wholly owned subsidiary of Ungava Mines Inc.  All significant inter-company accounts and balances have been eliminated.

Cash and cash equivalents
Cash is comprised on cash on hand.  Cash equivalents are short-term, liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to low risk of change in value.  To limit its credit risk exposure in excess of insured amounts, the Company places its deposits with financial institutions with high credit standing.

Temporary investments
Temporary investments are classified as “available for sale” and recorded at fair value.  Realized gains and losses are reported in earnings of the period while any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized.

6

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

3.	Significant Accounting Policies – continued
Mineral resource property
Direct costs relating to the acquisition, exploration and development of mineral properties, less recoveries, are capitalized until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned.

The costs capitalized at any time do not necessarily reflect present or future values of the particular properties.  The ultimate recovery of such amounts depends on the discovery of economic reserves and the successful financing of and commercial development of or sale of the related properties.

On an annual basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures to assess whether there has been an impairment in value.  The Company recognizes write-downs for impairment where the carrying value of a mining property exceeds its estimated long term net recoverable value.  Recoverable value is estimated based upon current exploration results and upon management's assessment of the future probability of positive cash flows from the property or from the sale of the property.

Environmental expenditures and asset retirement obligations
The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is to be recognized when a reasonable estimate of fair value can be made.

The Company has determined that there are no asset retirement obligations, nor any other environmental obligations with respect to its mineral properties, and therefore no liability has been recognized in these consolidated financial statements.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

7

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

3.	Significant Accounting Policies – continued
Stock-based compensation plan
The Company has in effect Stock Option Plans ("the Plans"), which are described in Note 9.  Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black-Scholes option pricing model with the assumptions described in Note 9.  Consideration paid on the exercise of stock options is credited to share capital together with any accumulated contributed surplus.

Basic and diluted loss per share
The basic loss per share has been calculated based upon the weighted average number of common shares outstanding during the year.  Diluted loss per share considers the potential exercise of outstanding options, warrants and other convertible instruments.  The treasury stock method is used to calculate diluted loss per share and assumes any option proceeds would be used to purchase common shares at the average market price during the year.  As a result of the net losses, the potential effect of the exercise of stock options and warrants is anti-dilutive.

Measurement uncertainty
The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to the estimated net realizable value of the mineral resource property, the composition of future income tax assets and related valuation allowance, and the valuation of equity transactions.

The Black-Scholes option pricing model used by the Company to determine fair value of options and warrants was developed for use in estimating the fair value of freely traded options.  This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants granted during the year.

Accounting policy changes including initial adoption

Effective December 1, 2006, the Company implemented CICA Handbook Sections: 3855 (Financial Instruments – Recognition and Measurement), 3861 (Financial Instruments – Disclosure and Presentation), 3251 (Equity) and 1530 (Comprehensive Income).  These accounting policy changes have been implemented prospectively with no restatement of comparative financial statements.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  This Section requires that:

8

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

3.	Significant Accounting Policies – continued
Accounting policy changes including initial adoption – continued

•	All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
•
All financial liabilities are measured at fair value if they are classified as held for trading purposes.  Other financial liabilities are measured at amortized cost using the effective interest method;

•	All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship; and
•	All Temporary investments have been classified as available-for-sale and recorded at fair value.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income.  It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations. The Company has no items of other comprehensive income (loss) for the year ended November 30, 2007.

The adoption of these sections did not have a significant impact on the Company’s financial statements.

Recent Canadian accounting pronouncements
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company does not believe these standards will have a significant impact on its consolidated results of operations or financial position.

9

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

4.	Corporate Organization

a) In February 2007, the Company incorporated a wholly-owned subsidiary, Ungava Mines Inc. (“Mines”).  In March 2007, the Company transferred its wholly-owned subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to Mines on a tax-free rollover basis.  UMEI owns the interest in the mineral property described in Note 6. As part of the consideration, Mines agreed to pay $500,000 to the Company and assume all future costs of the litigation related to the mineral property.  The Company has a half interest in any amounts recovered in certain pending litigation in Ontario.  The Company has declared a dividend of Mines common shares whereby one Mine’s share will be distributed for each two Ungava shares held.  The distribution and date is contingent on certain eventualities which may not occur and may be fixed in the future.

b)On August 22, 2007, through a series of transactions, the Company acquired control of Byron Americor Inc. (“Byron”) an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF).  Byron had been a shell company with nominal assets and limited liabilities.  In one transaction the Company acquired 14,131,638 Byron common shares for consideration of $1,000.  In another transaction, the Company transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 Company share purchase warrants exercisable at $0.75 per share for five years in exchange for 75,868,339 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years.  By Articles of Amalgamation effective September 21, 2007, Byron and Mines amalgamated.  The amalgamated company continues under the name Ungava Mines Inc.  There are now 92,688,976 common shares of Ungava Mines Inc. outstanding, of which 90,000,000 are held by the Company.

5.	Loan Receivable

On November 9, 2007, a loan of $192,000 was issued to 1645194 Ontario Inc. (“1645194”), a related party of the Company.  This amount is to be repaid through services provided by 1645194 in the 12 months commencing January 1, 2008. 1645194 is controlled by the spouse of a former director.

6.	Mineral Resource Properties and Exploration Costs
	Mineral resource property	Exploration costs	Total
Balance – September 6, 1995	$-	$-	$-
Expenditures to January 31, 1996	518,000	300,899	818,899
Expenditures to November 30, 1996	53,326	289,709	343,035
Expenditures to November 30, 1997	106,789	64,885	171,674
Expenditures to November 30, 1998	43,607	6,070	49,677
Write-downs to November 30, 1998	(62,120)	-	(62,120)
Expenditures to November 30, 1999	53,672	-	53,672
Write-downs to November 30, 1999	-	(68,301)	(68,301)
Expenditures to November 30, 2000	17,301	-	17,301
Write-downs to November 30, 2000	(713,274)	(593,262)	(1,306,536)
Expenditures to November 30, 2003	44,112	-	44,112
Expenditures to November 30, 2004	406	-	406
Balance – November 30, 2004, 2005, 2006, 2007	$61,819	$-	$61,819

10

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

6.	Mineral Resource Properties and Exploration Costs – continued
Pursuant to an Agreement dated January 20, 1995, the Company acquired a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property"), subject to two 1% net smelter returns royalties.  During a prior year the Property was written down to a nominal amount.  This write-down occurred prior to the Agreement with Canadian Royalties Inc. (as noted below).

On January 12, 2001, the Company entered into an Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property.  Under this Agreement, Canadian will earn a further 10% interest by producing a BFS on the Property, which is acceptable by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.

The Company's interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses to be incurred in the years following the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this purported BFS indicating that it was proceeding with permitting applications and an environmental and social impact analysis.  The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the purported BFS will be “updated” to include production from the Mequillon deposit on the Property.  After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property.  Canadian has initiated the development of the Property as a Ni-Cu-PGE mining and milling operation.

7.	Capital Stock

On July 4, 2006, the Company issued 4,000,000 units in satisfaction of $2,000,000 of indebtedness to related parties.  Each unit comprised one common share and one share purchase warrant.  Each warrant entitles the holder to acquire one common share at a price of $1.00 per share for a period originally set to expire two years from the date of issuance. (See Note 8).

On July 4, 2006, the Company issued 3,300,000 units for cash proceeds of $1,650,000 on the same terms as noted above. (See Note 8).

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%; risk-free interest rate of 4.46% per annum; expected life of two years; and volatility of 100%.

On July 18, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,000,000. The Company issued 2,666,666 units at a price of $0.75 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable into one common share for a period of 60 months at an exercise price of $1.25. (See Note 8).

11

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

7.	Capital Stock -continued

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%; risk-free interest rate of 4.66% per annum; expected life of 5 years; and volatility of 100%.

No commissions or issue costs were paid in connection with these transactions.

8.	Warrants

The exercise prices, expiry dates and the fair values assigned to the common share purchase warrants outstanding as at November 30, 2007, are as follows:

	Warrants	Amount
Balance, November 30, 2006	7,300,000	$995,904
Issued (Note 7)	2,666,666	822,215
Revaluation of warrants (see note below)	-	648,893
Balance, November 30, 2007	9,966,666	$2,467,012

At the Company’s Annual General and Special Meeting of Shareholders held June 26, 2007, a majority of the disinterested shareholders approved a resolution that the term of the 7,300,000 warrants be extended from their original expiry date of July 4, 2008 to a date 18 months following the date on which the Company’s common shares first trade on a recognized stock exchange, or on the OTCBB market in the United States.

The fair value of the warrants have been amended to extend the expiry term of the warrants from July 4, 2008 to December 26, 2009, using the assumption that the Company’s common shares will be trading on a recognized stock exchange by June 2008. The fair value extension was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%; risk free interest rate of 4.64% per annum; expected life of 2.5 years; and volatility of 100%. The estimated fair value of the extension was determined to be $648,893.

9.	Stock Options and Stock-Based Compensation

The Company’s have  Stock Option Plans under which each is authorized to grant options to purchase up to 10% of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company. Options are generally for a term of up to five years from the date granted and vest immediately.

The following table reflects the continuity of options outstanding for Nearctic Nickel Mines Inc.:

	Options		Weighted Average Exercise Price
	2007	2006	2007	2006
Outstanding, beginning of year	1,450,000	300,000	$0.81	$0.10
Options granted	2,026,000	1,150,000	$0.76	$1.00
	3,476,000	1,450,000	$0.78	$0.81
Options expired	(400,000)	-	$0.96	$-
Options cancelled	(250,000)	-	$1.00	$-
Outstanding, end of year	2,826,000	1,450,000	$0.74	$0.81

12

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

9.	Stock Options and Stock-Based Compensation – continued

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at November 30, 2007 are as follows:

			Options Outstanding		Number Exercisable
Exercise Price			Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.10	a	)	300,000	$0.10	0.93	300,000	$0.10
$1.00	b	)	300,000	$1.00	3.67	300,000	$1.00
$1.00	c	)	300,000	$1.00	3.80	300,000	$1.00
$1.00	e	)	100,000	$1.00	4.46	100,000	$1.00
$0.75	f	)	500,000	$0.75	4.56	500,000	$0.75
$0.75	g	)	1,326,000	$0.75	4.81	1,326,000	$0.75
			2,826,000	$0.74	4.11	2,826,000	$0.74

a)
In November 2003, 400,000 stock options exercisable at $0.10 with an expiry date of November 6, 2008 were granted to directors and officers.  A total of 100,000 stock options were exercised in the previous years.

b)	In August 2006, 300,000 stock options exercisable at $1.00 with an expiry date of August 7, 2011 were granted to a former director and past President of the Company.

c)
In September 2006, 600,000 stock options exercisable at $1.00, with an expiry date of September 26, 2011, were granted to directors and to the President of the Company.  300,000 stock options held by former directors have expired.

d)
In November 2006, 250,000 stock options exercisable at $1.00, expiring October 31, 2011, were granted to an advisory firm of the Company.  During the year, these stock options were cancelled and replaced by 250,000 stock options on the common shares of the Company’s subsidiary, Ungava Mines Inc.

e)	On June 26, 2007, 100,000 stock options exercisable at $1.00 with an expiry date of May 26, 2012, were granted to an officer of the Company.

f)
On July 31, 2007, 600,000 stock options exercisable at $0.75 with an expiry date of June 30, 2012, were granted to the directors of the Company.  100,000 stock options held by a former director have expired.

g)	On October 3, 2007, 1,326,000 stock options exercisable at $0.75 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

13

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

9.	Stock Options and Stock-Based Compensation – continued

The weighted average fair value of stock options granted during fiscal 2006 was estimated at $0.22 per option using the Black-Scholes option pricing model. The total stock-based compensation expense recognized was $234,548. The following weighted average assumptions were used:

Risk free interest rate	3.9%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

The weighted average fair value of the stock options granted during fiscal 2007 was estimated at $0.44 per option using the Black-Scholes option pricing model. The stock-based compensation expense recognized, related to NNMI’s stock option plan, was $653,528.  The following weighted average assumptions were used:

Risk free interest rate	4.22%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

The following table reflects the continuity of options outstanding for Mines:

	Options		Weighted Average Exercise Price
	2007	2006	2007	2006
Options granted	9,000,000	-	$0.60	$-
Outstanding, end of year	9,000,000	-	$0.60	$-

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at November 30, 2007 are as follows:

			Options Outstanding		Number Exercisable
Exercise Price			Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.60	a	)	8,600,000	$0.60	4.84	8,600,000	$0.60
$0.60	b	)	400,000	$0.60	0.84	400,000	$0.60
			9,000,000	$0.60	4.66	9,000,000	$0.60

14

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

9.	Stock Options and Stock-Based Compensation – continued

c)
On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company. On October 18, 2007 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

d)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of the Company.

The weighted average fair value of the stock options granted during fiscal 2007 was estimated at $0.23 per option using the Black-Scholes option pricing model. The stock-based compensation expense recognized, related to Mines stock option plan was $1,222,200. The following weighted average assumptions were used:

Risk free interest rate	4.29%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

10.	Related Party Transactions

(i)	The Company paid $211,030 (2006 - $64,000) in consulting fees to current and former officers of the Company.

(ii)	The Company paid $15,731 (2006 - $NIL) in consulting fees to a director for services performed.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

15

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

11.	Income Taxes Reconciliation
The impact of the differences between the Company's reported income tax expense on operating results and the expense that would have otherwise resulted from the application of the statutory rate is as follows:

	2007	2006

Net loss for the year	$(3,332,158)	$(1,354,471)
Expected income tax (recovery) provision at Canadian
statutory income tax rates	$(1,082,951)	$(1,414,083)
Tax effect of expenses not deductible for income tax purposes	629,443	84,718
Tax effect of differences in the timing of deductibility of
items for income tax purposes
- capital cost allowance	-	(1,018)
- gain on sale of marketable securities	-	(10,289)

Income tax recovery before valuation allowance	(453,508)	(1,340,633)
Benefit of tax losses not recognized (utilization of losses
carried forward)	453,508	1,340,633

	$-	$-

The components of future income tax assets (liabilities) are as follows:

	2007	2006
Non-capital losses carried forward	$1,479,616	$2,076,389
Resource deductions	436,222	436,222
Equipment	3,391	3,768
Cumulative eligible capital	1,560	-
Future income tax assets	1,920,789	2,516,379
Less: Valuation allowance	(1,920,789)	(2,516,379)
	$-	$-

At November 30, 2007, the Company had unused tax losses of approximately $4,553,000 to offset future taxable income. These losses expire to the extent unutilized by future taxable income as follows:

2008	$30,000
2009	857,000
2010	764,000
2014	370,000
2026	1,626,000
2027	906,000
$4,553,000

A full valuation allowance has been provided to offset the net future tax asset due to the unpredictability of future income streams.

The Company has a total of approximately $1,342,220 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years indefinitely, non-capital losses of approximately $4,553,000 that expire over the years to 2027 and capital losses of $1,060,582 available indefinitely to offset capital gains. The potential benefit of these losses has not been recognized in these consolidated financial statements.

16

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

12.	Supplemental Cash Flow Information

	Year ended November 30 2007	Year ended November 30, 2006	Cumulative from September 6, 1995 (inception) to November 30, 2007
Non-cash investing and financing transactions:
Shares issued on purchase of subsidiary	$-	$-	$1,820,744
Units issued in settlement of balances owing to related parties	$-	$2,000,000	$2,000,000
Cash flows arising from interest and income taxes as follows:
Interest paid	$-	$669,604	$669,604
Interest earned	$21,557	$-	$21,557
Income taxes paid	$-	$-	$-

13.	Legal Actions and Contingencies
a)
The Company’s wholly owned subsidiary, UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's Property.  In the course of this action, UMEI learned that defendants had formed a collaboration with others who obtained samples from the Property obtained by trespass. UMEI is currently seeking to have these others joined as co-defendants in the action as well as a third party who facilitated that trespass. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property, wrote a false and misleading Assessment Report, and produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and also against parties who are alleged to have given false testimony at the 2002 arbitration.

b)
UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company, are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. No liability has been recorded in the consolidated financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c)
UMEI had been named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") sought the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian.  No damages were, however, claimed against UMEI.

17

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

d)	In September 2007, Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.

14.	Financial Instruments
Fair value
Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying amounts for cash and temporary investments, loans and other receivables, and accounts payable and accrued liabilities on the consolidated balance sheet approximate fair value because of the short-term maturities of these items.

Commodity price risk
The ability of the Company to develop its property and the future profitability of the Company is directly related to the market price of certain minerals.

15.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements exist from principles, practices and methods accepted in the United States ("U.S. GAAP") are described and quantified below:

	Year ended November 30, 2007	Year ended November 30, 2006	Cumulative from September 6, 1995 (inception) to November 30, 2007

Net loss for the periods	$(3,332,158)	$(1,354,471)	$(10,643,484)
Net loss – Canadian GAAP	-	-	(61,819)
Mineral resource property expensed under U.S. GAAP
Net loss – US GAAP	$(3,332,158)	$(1,354,471)	$(10,705,303)

Basic and diluted loss per share – US GAAP	$(0.12)	$(0.06)

Mineral resource property	$61,891	$61,891
Mineral resource property – Canadian GAAP
Mineral resource property expensed under U.S. GAAP	(61,819)	(61,819)

Mineral resource property – U.S. GAAP	$-	$-

Shareholders’ equity
Shareholder’ equity – Canadian GAAP	$856,083	$320,962
Cumulative adjustments:
Mineral resource property	(61,819)	(61,819)

Shareholder’ equity – U.S. GAAP	$794,264	$259,143

18

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

15.	Differences Between Canadian and United States Generally Accepted Accounting Principles - continued
a) Mineral resource property
Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For U.S. GAAP purposes, the Company expenses acquisition and exploration costs of mineral properties as incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b) Stock-based compensation
From the year ended November 30, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment”, requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair value. The Company applied this using the modified prospective method. For the year ended November 30, 2005 and prior years, the Company measured compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25. In the Company's circumstances, APB No. 25 was not materially different from compensation expense as determined under Canadian GAAP for fiscal 2003 and prior years. For the years ended November 30, 2005 and 2004, the Company adopted CICA Handbook Section 3870 which requires a fair value method of accounting for stock-based compensation. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation.

c) Asset retirement obligations
Under U.S. GAAP, SFAS No. 143 “Accounting for Asset Retirement Obligations”, requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized a part of the asset cost and depreciated over its estimated useful life. The Company has determined that there are no asset retirement obligations as at November 30, 2007, 2006, 2005, and 2004.

d) Income taxes
Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended 2007 and 2006 and for the period from inception on September 6, 1995 to November 30, 2007.

e) Additional Disclosure Required by SEC
The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:
(i)	The Company paid $211,030 (2006 - $64,000) in consulting fees to current and former officers of the Company.
(ii)	The Company paid $15,731 (2006 - $NIL) in consulting fees to a director for services performed.

19

Nearctic Nickel Mines Inc.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian Dollars)
November 30, 2007 and 2006

15.	Differences Between Canadian and United States Generally Accepted Accounting Principles - continued
f) Recent accounting pronouncements
In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3, which is effective for fiscal years beginning after December 15, 2005. SFAS No. 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of this standard had no significant effect on the Company’s results of operations or financial position.

In July 2006, FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 but does not expect that it will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The Company adopted SAB No. 108 which did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007. The impact on the Company’s financial position and results of operations if SFAS 159 were adopted would not bematerial.

20

Exhibit 2
Nearctic Nickel Mines Inc.

Management Discussion and Analysis of
Financial Condition and Results of Operations
for the Year ended November 30, 2007

NEARCTIC NICKEL MINES INC.
(Formerly Ungava Minerals Corp.)
(An Exploration Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for the year ended November 30, 2007

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Nearctic Nickel Mines Inc. (“Nearctic” or the “Company”) for the year ended November 30, 2007and should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal years ended November 30, 2007 and 2006, and related notes thereto. The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All monetary amounts are reported in Canadian dollars unless otherwise noted.

1.1	The effective date for this report is February 27, 2008.

1.2 Overview of Operations
Pursuant to an Agreement dated January 20, 1995, the Company acquired, through a subsidiary Ungava Mineral Exploration Inc. (“UMEI”), a 100% working interest, subject to two 1% net smelter returns royalties, in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property”).

On January 12, 2001, the Company entered into an Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property.  Under this Agreement, Canadian will earn a further 10% interest by producing a Bankable Feasibility Study (“BFS”) on the Property, which is acceptable by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.  The Company's interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses to be incurred in the years following the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this purported BFS indicating that it was proceeding with permitting applications and an environmental and social impact analysis. The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the purported BFS will be “updated” to include production from the Mequillon deposit on the Property. Canadian has initiated the development of the Property as a Ni-Cu-PGE mining and milling operation. See note 1.4(d) below.

The Company has not earned any revenues to date from operations and is considered to be in the exploration stage.

1.3 Corporate Organization
a)
In February 2007 the Company organized a wholly owned subsidiary, Ungava Mines Inc. (“Mines”). In March 2007, the Company transferred its wholly-owned subsidiary, UMEI, to Mines on a tax-free rollover basis. As part of the consideration, Mines agreed to pay $500,000 to the Company and assume all costs of the litigation related to the mineral property. The Company remains a party to certain Ontario litigation and has a right to receive a portion of any recovery. The Company has declared a dividend of Mines common shares whereby one Mines share is to be distributed for each two Nearctic shares held. The distribution and date is contingent on certain eventualities, which may not occur.

b)
On August 22, 2007, through a series of transactions, the Company acquired control of Byron Americor Inc. “Byron”, an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction the Company acquired 14,131,638 Byron common shares for nominal consideration. In another transaction, the Company transferred to Byron all the outstanding shares and share purchase warrants of Ungava Mines Inc. and 5,000,000 Company share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After these transactions, there were 92,688,976 common shares of Byron outstanding. Byron had been a shell company with nominal assets and limited liabilities. The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Accordingly, because Mines is deemed to be the purchaser for accounting purposes, consolidated financial information is presented as a continuation of Mines and its subsidiary UMEI.

1

c)
By Articles of Amalgamation, effective September 21, 2007, the Company’s subsidiaries, Byron Americor Inc. and Ungava Mines Inc. amalgamated. The amalgamated company continues under the name Ungava Mines Inc.

d)	By Articles of Amendment effective September 7, 2007, the Company’s name changed from Ungava Minerals Corp. to Nearctic Nickel Mines Inc.

e)	On January 15, 2007, Dr. Waldemar Kozerawski resigned as a director of the Company.

e)	On September 11, 2007, Mr. Marek Mucha resigned as a director of the Company.

f)	On January 24, 2008, the directors of the Company appointed Mr. Glen Erikson, the founder of NNMI, as President of the Company. Dr. Allan Miller continues as its Vice-President.

1.4 Legal Actions and Contingencies
a)
The Company is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on the Company's Property.  In the course of this action, the Company learned that defendants formed a collaboration with others who obtained samples from the Property obtained by trespass. The Company is currently seeking to have these others joined as co-defendants in the action as well as a third party which facilitated that trespass. The action in Quebec is against parties who the Company alleges, trespassed onto the Company's property, wrote a false and misleading Assessment Report, and produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and also against parties who are alleged to have given false testimony at the 2002 arbitration.

b)
The Company and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company, are sought, as well as other relief.  The Company intends to defend itself and its directors in this action.

c)
The Company had been named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") sought the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Property to Canadian.  The conveyance occurred at the same time that the Company optioned an 80% interest in the Property to Canadian.  No damages were, however, claimed against the Company.

d)	In September, 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.

2

1.5 Selected Financial Information
	Year Ended
	November 30, 2007	November 30, 2006	November 30, 2005
Net (loss) income for the period	$(3,332,158)	$(1,354,471)	$7,738
Basic and fully diluted loss per share	$(0.12)	$(0.06)	$(0.00)
Total assets	$1,305,934	$497,758	$80,027
Shareholders’ equity	$856,083	$320,962	$(2,209,115)
Cash flow from operating activities	$(1,439,552)	$(1,264,146)	$(218,377)
Cash flow from investing activities	$(500,210)	$(376,036)	$-
Cash flow from financing activities	$2,000,000	$1,650,000	$218,910
Increase (decrease) in cash in period	$60,238	$9,818	$533

	Three Months Ended
	November 30, 2007	November 30, 2006
Net loss for the period	$(2,072,514)	$(489,414)
Basic and fully diluted loss per share	$(0.07)	$(0.02)
Cash flow from operating activities	$(631,164)	$(62,397)
Cash flow from investing activities	$599,248	$(400,542)
Cash flow from financing activities	$-	$-
Increase (decrease) in cash in period	$(31,916)	$(462,939)

Financial Condition

Assets Current assets	November 30, 2007	November 30, 2006

Cash	$71,172	$10,934
Temporary investments	892,303	400,542
Accounts and other receivables	73,640	20,613
Loans receivable	192,000	-
Prepaid expenses	15,000	3,850
Total current assets	1,244,115	435,939
Mining resource property	61,819	61,819
Total assets	$1,305,934	$497,758

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$449,851	$176,796
Total current liabilities	449,851	176,796

Shareholder’s equity
Issued and outstanding
28,263,276 (2006 – 25,596,610) common shares	6,887,283	6,366,840
Common share purchase warrants	2,467,012	995,904
Contributed surplus	2,110,276	234,548
Deficit accumulated during exploration stage	(10,608,488)	(7,276,330)
Total shareholders’ equity	856,083	320,962
Total liabilities and shareholders’ equity	$1,305,934	$497,758

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1.6 Results of Operations
Revenues
Canadian has produced a purported Bankable Feasibility Study and has, through various press releases, indicated its intention to proceed with the development of the Property. Until Canadian completes the development of the Property, it is not anticipated that the Company will have any material revenue. No revenues (other than interest earned of $21,557) have been reported for the year ended November 30, 2007. During the year ended November 30, 2006, the only revenue that the Company earned was a gain on the sale of marketable securities of $28,486.

Expenses
Analysis of Expenses
	Three Months Ended	% of	Three Months Ended	%
	November 30, 2007	Total	November 30, 2006	Change

Stock-based compensation	$1,571,006	75%	$234,548	570%
Professional fees	267,512	12%	219,061	22%
Consulting & management fees	210,023	10%	22,290	842%
Travel	15,052	1%	5,249	187%
Office and general	15,436	1%	4,781	223%
Reporting issuer costs	5,786	1%	3,550	63%
	$2,084,815	100%	$489,479

	Year Ended	% of	Year Ended	%
	November 30, 2007	Total	November 30, 2006	Change

Stock-based compensation	$1,875,728	56%	$234,548	700%
Professional fees	947,188	28%	382,726	147%
Consulting & management fees	390,418	12%	64,000	510%
Travel	47,320	1%	8,207	477%
Office and general	59,575	2%	8,778	579%
Reporting issuer costs	33,486	1%	15,094	122%
Interest	-	0%	669,604	-100%
	$3,353,715	100%	$1,382,957

During the year ended November 30, 2007 expenses were $3,353,715 as compared with $1,382,957 for the year ended November 30, 2006.  The primary reasons for the increase in expenses are as follows:

Stock-based compensation
During the year ended November 30, 2007, the Directors of the Company authorized the issue of the following common share stock options:

e)	On June 26, 2007, 100,000 stock options exercisable at $1.00 with an expiry date of May 26, 2012, were granted to an officer of the Company.

f)
On July 31, 2007, 600,000 stock options exercisable at $0.75 with an expiry date of June 30, 2012, were granted to the directors of the Company. 100,000 stock options held by a former director have expired.

g)	On October 3, 2007, 1,326,000 stock options exercisable at $0.75 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

The weighted average fair value of stock options granted during fiscal 2007 was estimated at $0.44 per option using the Black-Scholes model for pricing options. The total stock based compensation expense recognized was $653,528. The following weighted average assumptions were used:

Risk free interest rate	4.22%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

During the year, the following stock options were authorized by the Directors of Mines, the Company’s subsidiary:

a)	On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of Mines.

b)	On October 18, 2007 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of Mines.

c)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of Mines.

The weighted average fair value of these stock options granted during fiscal 2007 was estimated at $0.23 per option using the Black-Scholes option pricing model. The stock-based compensation expense recognized, related to Mines stock option plan was $1,222,200. The following weighted average assumptions were used:

Risk free interest rate	4.29%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

Professional fees
During the period, the Company incurred legal fees in connection with the matters which are detailed in 1.4 above. Legal fees were also incurred in preparing a registration statement to be filed with the SEC. Included in professional fees are expenses incurred in developing investor presentations, development of  a website for the company, fees paid in connection with the acquisition of Byron and amounts paid for administrative and accounting services.

Consulting and management fees
Consulting and management fees represent amounts paid for corporate management services. During the second quarter, the Company retained a new Chief Financial Officer whose fees are included in this category.

Office and general expenses
Includes expenses incurred for stationary, entertainment and office supplies.

1.7 Summary of Quarterly Results
	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	4	3	2	1	4	3	2	1
	2007	2007	2007	2007	2006	2006	2006	2006
Gain on sale of securities	-	-	-	-	-	-	-	$28,486
Net Loss (Income)	$2,072,514	$635,842	$338,356	$285,446	$489,414	$854,740	$34,432	$(24,116)
Loss per share basic and fully diluted	$0.07	$0.02	$0.01	$0.01	$0.02	$0.03	$-	$-
1.8 Liquidity
The Company, being an exploration stage company, has no revenues or any anticipated revenues in the near future, and therefore relies on the issuance of equity or other financing mechanisms to generate the funds required to further develop its projects and cover its operating costs.

On July 4, 2006, the Company issued 4,000,000 units in satisfaction of indebtedness to related parties. Each unit comprised one common share and one share purchase warrant which entitles the holder to acquire one common share at a price of $1.00 per share for a period of two years from the date of issuance. At the Company’s Annual General and Special Meeting of Shareholders held June 26, 2007, a majority of the disinterested shareholders approved a resolution that the term of these warrants be extended from their original expiry date of July 4, 2008 to a date 18 months following the date on which the Company’s common shares first trade on a recognized stock exchange, or on the OTCBB market in the United States.

On July 4, 2006, the Company issued 3,300,000 units for cash proceeds of $1,650,000 which units now comprise warrants held on the terms indicated above.

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On July 18, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,000,000. The Company issued 2,666,666 units at a price of $0.75 per unit. Each unit consists of one common share and one common share purchase warrant exercisable into one common share for a period of 60 months at an exercise price of $1.25.

The fair values of the common share purchase options and share purchase warrants were estimated using the Black-Scholes pricing model.

The exercise price, expiry date and fair value assigned to the common share purchase warrants outstanding as at November 30, 2007 are as follows:

Warrants	Exercise Price	Fair Value	Expiry Date
7,300,000	$1.00	$995,904	See note below
2,666,666	$1.25	822,215	July 18, 2012
Revaluation of warrants (see note below)		648,893
		$2,467,012
The fair value of the warrants have been amended to extend the expiry term of the warrants from July 4, 2008 to December 26, 2009, using the assumption that the Company’s common shares will be trading on a recognized stock exchange by June 2008. The fair value extension was estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%; risk free interest rate of 4.64% per annum; expected life of 2.5 years; and volatility of 100%. The estimated value of the extension was determined to be $648,893.

As at November 30, 2007 the Company had working capital of $794,264. The Company is actively seeking to raise additional capital.

1.9  Stock-Options
The Company has a Stock Option Plan under which it is authorized to grant options to purchase up to 10 percent of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company.

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2007	2006	2007	2006
Outstanding, beginning of year	1,550,000	300,000	$0.81	$0.10
Options granted	1,926,000	1,250,000	$0.76	$1.00
	3,476,000	1,550,000	$0.78	$0.81
Options expired	650,000	-	$1.00	$-
Outstanding, end of year	2,826,000	1,550,000	$0.74	$0.81

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at November 30, 2007 are as follows:

			Options Outstanding		Number Exercisable
Exercise Price			Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.10	a	)	300,000	$0.10	0.93	300,000	$0.10
$1.00	b	)	300,000	$1.00	3.67	300,000	$1.00
$1.00	c	)	300,000	$1.00	3.80	300,000	$1.00
$1.00	e	)	100,000	$1.00	4.46	100,000	$1.00
$0.75	f	)	500,000	$0.75	4.56	500,000	$0.75
$0.75	g	)	1,326,000	$0.75	4.81	1,326,000	$0.75
			2,826,000	$0.74	4.11	2,826,000	$0.74

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a)
In November 2003, 400,000 stock options exercisable at $0.10 with an expiry date of November 6, 2008 were granted to directors and officers.  A total of 100,000 stock options were exercised in the previous years.

b)	In August 2006, 300,000 stock options exercisable at $1.00 with an expiry date of August 7, 2011 were granted to a former director and past President of the Company.

c)
In September 2006, 600,000 stock options exercisable at $1.00, with an expiry date of September 26, 2011, were granted to directors and to the President of the Company.  300,000 stock options held by former directors have expired.

d)
In November 2006, 250,000 stock options exercisable at $1.00, expiring October 31, 2011, were granted to an advisory firm of the Company.  During the year, these stock options were cancelled and replaced by 250,000 stock options on the common shares of the Company’s subsidiary, Ungava Mines Inc.

e)	On June 26, 2007, 100,000 stock options exercisable at $1.00 with an expiry date of May 26, 2012, were granted to an officer of the Company.

f)
On July 31, 2007, 600,000 stock options exercisable at $0.75 with an expiry date of June 30, 2012, were granted to the directors of the Company.  100,000 stock options held by a former director have expired.

g)	On October 3, 2007, 1,326,000 stock options exercisable at $0.75 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

The following table reflects the continuity of options outstanding for our subsidiary company, Ungava Mines Inc.:

	Options		Weighted Average Exercise Price
	2007	2006	2007	2006
Options granted	9,000,000	-	$ 0.60	$ -
Outstanding, end of year	9,000,000	-	$ 0.60	$ -

The weighted average remaining contractual life and weighted average exercise price of Mines options outstanding and exercisable as at November 30, 2007 are as follows:

		Options Outstanding		Number Exercisable
Exercise Price		Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 0.60	a)	8,600,000	$ 0.60	4.84	8,600,000	$ 0.60
$ 0.60	b)	400,000	$ 0.60	0.84	400,000	$ 0.60
		9,000,000	$ 0.60	4.66	9,000,000	$ 0.60

h)	On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of Mines.

i)	On October 18, 2007 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to certain consultants of Mines.

j)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of Mines.

The weighted average fair value of the stock options granted during fiscal 2007 was estimated at $0.23 per option using the Black-Scholes model for pricing options. The total stock based compensation expense recognized was $1,222,200. The following weighted average assumptions were used:

Risk free interest rate	4.29%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

1.10 Off-Balance Sheet arrangements
There are no off-balance sheet arrangements as at November 30, 2007.

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1.11 Related Party Transactions
(iii)	The Company paid $211,030 (2006 - $64,000) in consulting fees to current and former officers of the Company.

(iv)	The Company paid $15,731 (2006 - $NIL) in consulting fees to a director for services performed.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

1.11 Critical Accounting Estimates
Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral property as well as the value of stock based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data of publicly traded companies of the same industry and size to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model had its limitations. While these estimates have an impact on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition. The Company’s recorded value of its mineral property is based on historical costs that expect to be recovered in the future. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, as well as environmental risk.

1.12 Changes in Accounting Policies
The Company has not changed its accounting policies during the period ended November 30, 2007.

1.13 Financial Instruments
The Company has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. The Company’s financial instruments consist of cash, temporary investments, GST receivable and trade payables. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant risk arising from the financial instruments. The fair value of these financial instruments approximates their fair value because of the short-term maturities of these items.

1.14 Disclosure of Outstanding Share Data
The following is for disclosure of information relating to the outstanding securities of the Company as at November 30, 2007.
Common shares issued and outstanding
	Shares	Amount
Balance November 30, 2007	28,263,276	$6,887,283

1.15 Risks
The Company’s business is subject to a variety of risks and uncertainties. The exploration and development of mineral properties entails significant financial risk. Significant expenditures are required to assess a property and its mineralization.

1.16 Disclosure Control and Procedures
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying certain matters relating to the Company’s disclosure controls and procedures that have been established to provide reasonable assurance that material information used internally and disclosed externally is reliable and timely. The Chief Executive Officer and the Chief Financial Officer have designed and evaluated the Company’s disclosure controls and procedures and have concluded that the disclosure controls and procedures provide these assurances.

1.17 Internal Control over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying that appropriate internal controls over financial reporting have been designed which provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Chief Executive Officer and the Chief Financial Officer have evaluated the design of the Company’s internal controls over financial reporting as of the end of the period covered by the annual filings and have concluded that the design is sufficient to provide such reasonable assurance.

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1.18 Price Volatility
Any future earnings will be directly related to the price of precious and base metals. Such prices have fluctuated over time and are affected by numerous factors beyond the control of the Company.

1.19 Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations. The environmental standards continue to change and the trend is to a longer, more complex process. Although the Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s financial condition, liquidity and results of operation. While certain environmental issues have been assessed and strategies based on best practices adopted, there can be no assurance that unforeseen events will not occur which could have a material adverse effect on the viability of the Company’s business and affairs.

1.20 Government Regulations
The Company’s operations are subject to significant regulation and laws which control not only the exploration and mining of mineral properties but also the possible effects of such activities upon the environment. Changes in current legislation or future legislation could result in additional expenses, restrictions and delays.

1.21 Key Personnel
The Company’s future success is dependent in large part upon the continued services of certain key personnel. Failure to retain such personnel or failure to attract qualified management in the future, could adversely affect the Company’s ability to manage its operations.

Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Nearctic Nickel Mines Inc. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

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